Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

MMabry@stradley.com
215.564.8011

November 20, 2017

Via EDGAR Transmission
Ms. Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ETFis Series Trust I (the "Trust")
File Nos. 333-187668 and 811-22819

Dear Ms. Dubey:

On August 23, 2017, you provided initial comments to Post-Effective Amendment No. 114, Amendment No. 115, to the Trust's Registration Statement, which was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 on July 12, 2017, to register shares of the Virtus InfraCap U.S. Preferred Stock ETF series of the Trust (the "Fund").  On November 15, 2017, we filed correspondence responding to those comments (the "Initial Response Letter").  On November 17, 2017, you provided additional comments in response to the Initial Response Letter and, therefore, I am writing to respond to those additional comments.  I have reproduced your comments below, followed by our responses.

1.
In response to comment 3 to the Initial Response Letter you stated that the Fund would use a three part test to determine whether a company was tied economically to the U.S. We do not think use of "the principal trading market for [a company's] securities" is a sufficient stand-alone test to determine whether a particular company is tied economically to the U.S.  Please remove this prong from the test or revise.

RESPONSE:  As originally proposed by the U.S. Securities and Exchange Commission ("SEC"), Rule 35d-1 would have required an investment company whose name indicated investment in a particular country or geographic region to meet one of three specified criteria. The SEC indicated in the Rule 35d-1 adopting release that these criteria, although not part of the final rule, were still valid to determine whether the 80% requirement of Rule 35d-1 was met.  The SEC noted:
Specifically, the investment would have to have been in: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region; (ii) securities that are traded

Ms. Anu Dubey
Division of Investment Management
November 20, 2017

principally in the country or region suggested by the company's name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company's name or that have at least 50% of their assets in that country or region. (emphasis added).1
The use of the disjunctive "or" in this statement indicates that each of the three enunciated criteria is independent of one another and is sufficient on a stand-alone basis.2  The second criterion established by the SEC requires a fund to consider whether a company has "securities that are traded principally in the country or region suggested by the company's name" when making the determination of whether a company is tied economically to a particular country or geographic region, which is materially identical to the formulation used by the Fund.  Because the comment by the Staff is inconsistent with the Release, which represents the position of the full Commission, we respectfully decline to make the change requested by the Staff.
2.
Please explain why the payment of independent trustee fees by the sub-adviser under the unified fee arrangement does not create a material business relationship between the independent trustees and the sub-adviser.

RESPONSE:  For the reasons discussed below, the Trust does not believe that the unified fee arrangement establishes a "material business or professional relationship" between the independent trustees, on the one hand, and the Fund's investment adviser or sub-adviser on the other.
a. Section 2(a)(19)
Section 2(a)(19)(A)(iii) of the Investment Company Act of 1940 (the "1940 Act") defines an "interested person" of an investment company to include "any interested person of any investment adviser of or principal underwriter for such company."  Section 2(a)(19)(B)(vii) defines an "interested person" of an investment adviser to include:
any natural person whom the Commission by order shall have determined to be an interested person by reason of having had at any time since the beginning of the last two completed fiscal years of such investment company a material business or professional relationship with such investment adviser … or with the principal executive officer or any controlling person of such investment adviser….

[1]	Investment Company Names, Investment Company Act Release No. IC-24828 (Jan. 17, 2001), available at https://www.sec.gov/rules/final/ic-24828.htm#P93_24567 .
[2]
The SEC was clear that although any of these three tests is sufficient, they are not exclusive.  See Id. ("The disclosure approach that we are adopting will allow an investment company the flexibility to invest in additional types of investments that are not addressed by the three proposed criteria, but expose the company's assets to the economic fortunes and risks of the country or geographic region indicated by its name.")

Ms. Anu Dubey
Division of Investment Management
November 20, 2017

There are several statutory qualifications in Section 2(a)(19) that are relevant to a finding of a "material business or professional relationship."  First, the proviso following Section 2(a)(19)(A), which qualifies all of Section 2(a)(19)(A), states in relevant part that "no person shall be deemed to be an interested person of an investment company solely by reason of … his being a member of its board of directors."  Second, under the final paragraph of Section 2(a)(19), any SEC order determining a person to be interested as a result of having a "material business or professional relationship" may only be prospective:  "No order issued pursuant to clause (vii) of subparagraph (A) or (B) of this paragraph … shall affect the status of any person for the purposes of this title or for any other purpose for any period prior to the effective date of such order."
Although a "material business or professional relationship" is not defined under the 1940 Act, the SEC has issued interpretive guidance on determining when a "material business or professional relationship" may exist:
The legislative history … indicates that a business or professional relationship would be material if it "might tend to impair the independence of [a] director." The legislative history also states that "[o]rdinarily, a business or professional relationship would not be deemed to impair independence where the benefits flow from the director of an investment company to the other party to the relationship. In such instances the relationship is not likely to make the director beholden to that party."  (footnotes omitted.)3
The Staff noted that the status of a director when viewed in the context of sections 2(a)(19)(A)(vii) and (B)(vii) "must be analyzed based on the particular facts of each case to determine whether a director's interests and relationships might tend to impair his or her independence."4  As we discuss more fully below, when properly considered, trustee fees paid by an investment adviser out of its unified fee do not "tend to impair the independence of [a] director," nor does it in any way "make the director beholden to that party."  In order to understand this conclusion, it is important to first understand unified fees.
b. Unified Fee Arrangements
Unified fee arrangements (also known as unitary fees) are prevalent in the exchange‑traded fund ("ETF") industry as a means of enhancing certainty associated with ETF expense ratios.  Under a unified fee arrangement, "one fee is charged and collected by the advisor and all other expenses,

[3]
Interpretive Matters Concerning Independent Directors of Investment Companies,  Investment Company Act Release No. IC-24083  (Oct. 14, 1999) ("Independence Interpretive Release"), available at https://www.sec.gov/rules/interp/ic-24083.htm.

[4]
Id., text at n. 35 (citing the legislative history indicating that "Congress intended for the Commission to determine whether a material business and professional relationship exists on a case-by-case basis.").

Ms. Anu Dubey
Division of Investment Management
November 20, 2017

including fees charged by third-party service providers, are paid out of that unitary fee."5  A unified fee arrangement is the economic equivalent of an expense waiver and reimbursement agreement, whereby an adviser agrees to waive its advisory fee and/or reimburse a fund for ordinary operating expenses (which may include some of all of the fund's director/trustee fees) in excess of an expense limit.6  Unlike an expense waiver and reimbursement agreement, which is typically voluntary on the part of the adviser and generally expires after one year, a unified fee arrangement is incorporated into a fund's investment advisory agreement, which cannot be materially changed without both Board and shareholder approval.7  As a result, a unified fee arrangement provides more long-term certainty to investors about an ETF's net operating expense ratio than a voluntary expense waiver and reimbursement agreement, which may or may not be renewed from year to year at the sole discretion of the adviser.
The investment advisory agreement with the Trust on behalf of the Fund provides for the Fund's unified fee arrangement. Under the Fund's unified fee arrangement, the Fund's investment adviser has assumed the obligation to pay the ordinary operating expenses of the Fund (with certain exclusions), which includes the Fund's portion of the fees that the Trust is required to pay to the Trust's independent trustees.  Under the sub-advisory agreement, the sub-adviser has assumed from the adviser the obligation to pay the same ordinary operating expenses of the Fund.
The Fund's unified fee arrangement, however, does not remove or replace the Trust's legal obligations (including any payment obligations) under any of its agreements with third party service providers.8  Likewise, the Trust's obligation to pay the Fund's ordinary operating expenses is not in any way contingent on the receipt of payment from, or payment on the Trust's behalf by, the investment adviser or the sub-adviser.9  Rather, in the event that the investment adviser or sub‑adviser fails to pay the Fund's ordinary operating expenses as provided in their respective agreements, the Trust would be required to pay those expenses and seek legal recourse for payment against the adviser under the investment advisory agreement (and, if applicable, the adviser would seek legal recourse for payment against the sub‑adviser under the sub-advisory agreement).  For the same reason, the independent trustees, in their capacity as such, have no direct legal recourse against the adviser or the sub‑adviser for the payment of their trustee fees, and may only look to the Trust for payment.

[5]
See, A. Doberman, Efficiency at What Cost? Advantages of a Separate Board for ETFs, Investment Lawyer, Vol. 24, No. 2 (Feb. 2017) available at: https://www.wilmerhale.com/uploadedFiles/Shared_Content/Editorial/Publications/Documents/2017-02-02-Efficiency-at-What-Cost-Advantages-of-a-Seperate-Board-for-ETFs.pdf.

[6]	See, e.g., Form N-1A, Instruction 3(e) Item 3 (discussing expense reimbursement or fee waiver arrangements).
[7]
See, Emerging Global Advisors, LLC, SEC No-Action Letter (Feb. 27, 2013) (Staff would not recommend enforcement action if ETFs converted from an advisory fee structure using voluntary expense waiver and reimbursement agreements to a unified fee arrangement).  Available at: https://www.sec.gov/divisions/investment/noaction/2013/emerging-global-advisors-022713-15a.htm

[8]	For example, if the investment advisory agreement were terminated, the investment adviser's assumption of the obligation to pay the Trust's ordinary operating expenses would likewise terminate.
[9]	Accordingly, payments made directly by the investment adviser or sub-adviser on behalf of the Trust are solely an administrative convenience to the Trust.

Ms. Anu Dubey
Division of Investment Management
November 20, 2017

c. Application of the Unified Fee to Trustee Expenses
The Fund's Trustees have sole and exclusive control over determining and setting their own compensation.  Pursuant to Section 6.06 of the Trust's Agreement and Declaration of Trust ("Declaration of Trust"), the Trustees are required to set their own compensation:
[t]he Trustees shall have the power to authorize the Trust to incur and pay any expenses which, in the opinion of the Trustees, are necessary or incidental to carry out any of the purposes of this Declaration, to pay compensation from the funds of the Trust to themselves as Trustees and to reimburse themselves from the funds of the Trust for their expenses and disbursements.  The Trustees shall fix the compensation of all officers, employees and Trustees. (emphasis added.)
Consistent with industry best practice,10 the independent trustees of the Trust set their own compensation, which the Trust is obligated to pay to the independent trustees in accordance with the Declaration of Trust and the Board's resolutions.  Neither the Fund's investment adviser nor sub-adviser has any authority to establish the compensation of the independent trustees.
d.	The Payment of Trustee Fees Through a Unified Fee Does Not Create a "Material Business or Professional Relationship"

As noted above, the legislative history of the 1940 Act, as interpreted by the SEC in the Independence Interpretive Release, provides that a "material business or professional relationship" between an investment company trustee and an investment adviser arises if an arrangement makes the trustee beholden to the adviser, or otherwise impairs the trustee's independence.  As discussed below, the Fund's unified fee arrangement does not make the independent trustees beholden to the investment adviser or sub-adviser, nor does it impair their independence.  Moreover, insofar as the Staff's comment focuses on the compensation of the independent trustees in their capacity as such, it is subject to a statutory exception from the definition of "interested person."  Lastly, the finding of "interested person" status arising from a "material business or professional relationship" with the investment adviser or sub-adviser would require the SEC to issue an order under Section 2(a)(19)(B)(vii) of the 1940 Act, and no such order has been issued, nor would any such order have retroactive effect.

(i)	The unified fee arrangement does not cause the independent trustees to be beholden to the investment adviser or sub‑adviser.

[10]
See, e.g., Report of the Advisory Group on Best Practices for Fund Directors: Enhancing a Culture of Independence and Effectiveness, Investment Company Institute (June 24, 1999), available at https://www.ici.org/pdf/rpt_best_practices.pdf.

Ms. Anu Dubey
Division of Investment Management
November 20, 2017

The unified fee arrangement does not cause the independent trustees to be beholden to the investment adviser or sub‑adviser.  There are only two scenarios in which an independent trustee could conceivably be beholden to an adviser for trustee compensation paid pursuant to a unified fee: (1) if the adviser was able to set the compensation of the trustee, or (2) if the adviser was able to use the threat of non‑payment as a coercive measure to the influence the trustee.11  As described above, the independent trustees are fully in control of the process of setting their compensation, so the first scenario would never arise.

Under the second scenario, the independent trustees would never be beholden to the investment adviser or sub-adviser through a threat of non-payment of trustee fees.  The Board would simply pass a resolution authorizing and directing the Trust's custodian to pay the trustees' fees directly to the independent trustees.  The Board would then be in a position to cause the Trust to sue the investment adviser or sub-adviser under the applicable advisory contract for failing to pay the Fund's expenses in accordance with the terms of that contract.12    Accordingly, there is simply no credible threat of non-payment to the independent trustees, and consequently the independent trustees are in no way beholden to an adviser in the second scenario either.

(ii)	The unified fee arrangement does not impair the independence of the independent trustees.

Payment of trustee fees under the unified fee arrangements does not impair the independence of the independent trustees.  The independent trustees set their own compensation and look solely to the Trust for payment, irrespective of whether or not the Fund has a unified fee arrangement.  The unified fee arrangement therefore cannot be deemed to "impair the independence" of the independent trustees because their right to receive compensation from the Trust does not depend on the existence of a unified fee arrangement.

In addition, the Independence Interpretive Relief, citing to the legislative history of the 1940 Act, looks to the "flow of benefits" when considering whether a business or professional relationship impairs trustee independence.  Under the Fund's unified fee arrangements, no benefits "flow" from the adviser or sub‑adviser to the independent trustees, because the independent trustees' right to compensation from the Trust does not depend on the existence of the unified fee arrangement.  Rather, the obvious flow of benefits from the unified fee arrangement is to the shareholders of the Fund, who receive a commensurate reduction in the Fund's total operating expenses that may only be materially changed with Board approval and by an affirmative vote of the outstanding Fund shares.13  Indeed, what more evidence of independence from the adviser and

[11]	Even under the second scenario, we do not concede that the payment or non-payment of trustee fees would have any coercive effect on the independent trustees.
[12]	This conduct by the adviser would also likely factor into the Board's subsequent consideration of the annual renewal of the adviser's contract pursuant to Section 15(c) of the 1940 Act.
[13]
See, Emerging Global Advisors, LLC, supra n. 5 (Staff noted "any future material change to the amended EGA Agreement, including any amendment that results in increasing the Unified Fee, would require approval by shareholders in accordance with section 15(a).")  It follows that removing payment of independent trustee fees from a unified fee arrangement would likely require shareholder approval as a material change to the investment advisory agreement, the benefits of which would primarily flow to the investment adviser by way of reduction in the amount of fund expenses it is required to bear, at the expense of fund shareholders who would be required to directly bear those expenses.

Ms. Anu Dubey
Division of Investment Management
November 20, 2017

sub-adviser could there be than for the Board-approved investment advisory agreement to contractually obligate the adviser and sub-adviser to pay all of the Fund's ordinary operating expenses from their respective advisory fees, rather than passing those expenses on to the Fund and its shareholders?

Accordingly, the unified fee arrangement does not "impair" the independence of the independent trustees, and therefore, under the standards set by Congress as interpreted by the SEC, the unified fee arrangement does not establish a  "material business or professional relationship" between the independent trustees, on the one hand, and the Fund's investment adviser or sub-adviser on the other.

(iii)	The independent trustees are subject to the statutory exception for "interested person" when acting in their capacity as such.

The Staff's comment focuses on the compensation of the independent trustees in their capacity as such (as opposed to, say, their capacity in separate positions or material transactions with the investment adviser or sub-adviser).14  Given that the independent trustees set their own compensation by resolution of the Board, independently of the investment adviser or the sub‑adviser, any question of the "interested person" status of the independent trustees in connection with their compensation as such is necessarily "solely by reason of" their action as members of the Trust's Board – because that is the only way they get paid trustee fees.15  Similarly, the unified fee arrangements included in the investment advisory and sub-advisory agreements were approved by the independent trustees solely in their capacity as members of the Board.16  The statute provides, however, that "no person shall be deemed to be an interested person of an investment company solely by reason of … his being a member of its board of directors."  This proviso qualifies all of Section 2(a)(19)(A), including Section 2(a)(19)(A)(iii) encompassing interested persons of a fund's investment adviser.  Accordingly, so long as the independent trustees establish their own compensation, that compensation cannot form the basis of a determination that the independent trustees are "interested persons" of the Trust, irrespective of how or by whom such compensation is ultimately or indirectly paid.
(iv)	No SEC order has been issued finding a "material business or professional relationship".

[14]	Compare, Independence Interpretive Release, supra n. 7 (discussing positions and material transactions as "material business or professional relationships").
[15]
Cf. Id. (Noting in connection with the inapplicability of Rule 17d-1 to certain fund board actions that "Fund directors commonly authorize the use of fund assets to make payments from which the directors may personally benefit, such as director salaries, board meeting expenses, proxy expenses, and legal fees of counsel to the independent directors." (emphasis added)).

[16]	Cf. Rule 17d-1(c) of the 1940 Act ("'Joint enterprise or other joint arrangement or profit-sharing plan' … shall not include an investment advisory contract subject to Section 15 of the [1940 Act].").

Ms. Anu Dubey
Division of Investment Management
November 20, 2017

Lastly, the finding of "interested person" status arising from a "material business or professional relationship" would require the SEC itself to issue an order under Section 2(a)(19)(B)(vii) of the 1940 Act,17 and we would expect that the Trust would vigorously defend against any such proceeding. Moreover, any such order would not have retroactive effect, so that unless and until such an order is issued, the independent trustees of the Trust are not now (and cannot be retroactively held to currently be) "interested persons" by reason of having a "material business or professional relationship" with the investment adviser or sub-adviser.
e. Conclusion
For the reasons discussed above, the Trust is confident that its unified fee arrangement does not establish a  "material business or professional relationship" between the independent trustees, on the one hand, and the Fund's investment adviser or sub-adviser on the other.
* * *

Please feel free to contact me at 215-564-8011 or, in my absence, Joel D. Corriero at 215-564-8528, if you have any additional questions or comments.

Very truly yours,

/s/ Michael D. Mabry
Michael D. Mabry

[17]
We note that any such order requires Commission action; the ability to issue declaratory orders under Section 2(a)(19) has not been provided to the Staff pursuant to delegated authority.  See 17 C.F.R. § 200.30-5.